Exhibit 99.1

Campbell Resources Inc.

Campbell Resources Obtains Creditor Protection under the
Companies' Creditors Arrangement Act

For immediate release

Montreal, January 28, 2009 - Campbell Resources Inc. (the "Corporation") (NEX CCH, OTC Bulletin Board: CBLRF) announced today that the Superior Court of Québec (Commercial Division) has granted an initial order to it under the Companies' Creditors Arrangement Act (R.S.C. 1985, c. C-36) (the "CCAA"). The Corporation intends to avail itself of the provisions of the CCAA to prepare and present a plan of arrangement to its creditors. Under the terms of the order, Raymond Chabot Inc. will serve as the Court-appointed monitor under the CCAA process and will assist the Corporation in formulating its restructuring plan. No restructuring plan has yet been determined by the Corporation. The management intends to provide regular updates with respect to its restructuring plan.

On December 12, 2008, the Corporation announced the discontinuation of all mining operations at its Copper Rand mine. The decision to terminate operations at the Copper Rand mine was originally announced on September 9, 2008. Campbell also suspended its bulk sample exploration program at the Corner Bay property in October 2008 because of extreme difficulties in securing financing in the current marketplace and the decline in copper prices.

As a result of current economic circumstances, the Corporation's board of directors has determined that it is in the best interests of its shareholders, employees and creditors to seek protection pursuant to the CCAA. The Corporation's board of directors is now composed of four members: MMssrs. Louis Archambault, Alain Blais, André Y. Fortier and Réal Savoie.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks, assumptions and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2007, which may cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. The key assumptions underlying the forward looking statements contained in this release are that the gold and copper prices remain equal to or above the prices disclosed herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Forward-looking statements are expressly qualified in their entirety by this cautionary statement.

For more information:

Campbell Resources Inc.
André Fortier,
President and Chief Executive Officer
Tel.: 514-875-9037
Fax: 514-875-9764
e-mail: afortier@campbellresources.com